SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May , 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

<u>EXHIBIT INDEX</u>

Exhibits	Description	Sequential Page No.
1	Press Release dated May 17, 2002	3

Press Release

Dresdner Bank
Advice you can bank on

17 May 2002

Dresdner Bank: net income from investment securities decisive for Q1 results – cost reduction measures effective

The Dresdner Bank Group is disclosing a **profit after taxes** as of 31 March 2002 of EUR 1,527 million (previous year: EUR 159 million). The adverse economic enviroment had a negative impact on Dresdner Bank's earnings in the first quarter of 2002. After adjusting for the high level of income from investment securities, which resulted from divestiture transactions, earnings for the quarter were down year-on-year.

The **results of operations**, i. e. aggregate net interest income, net comission income and net trading income, decreased by EUR 436 million year-on-year to EUR 2,095 million. The main cause of this decline was significantly weaker net trading income resulting from the market situation, which totalled EUR 235 million - around 48 % lower than the result for the same quarter of the previous year. At EUR 903 million, net interest and current income was down 10.6 % year-on-year, also a result of special factors. Continuing difficult market conditions caused net commission income declined by 10.6 % to EUR 957 million. This was due in particular to a decrease in income from securities.

Administrative expenses totalled EUR 1,927 million in Q1 2002 – down around 11 % year-on-year. This decrease demonstrates the effectiveness of our cost reduction programmes, which are proceeding according to plan.

Loan loss provisions totalled EUR 321 million. Risk-weighted assets in the investment portfolio have been reduced by EUR 3.6 billion since 31 December 2001 as planned. This is the result of our strategic decision to cut back on local lending business outside Europe. This reflects our risk-conscious approach to managing our lending

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74, Fax: +49 (0)69.2 63.1 58 39
www.dresdner-bank.com

business and is proof of the ongoing systematic streamlining of our loan portfolios.

The **pre-tax profit**, including net income from investment securities of EUR 1,683 million, amounted to EUR 1,423 million.

The income statement items in detail:

– in million EUR –	Q1 **2002**	Q1 **2001**	% change y/y
Net interest and current income	903	1,010	– 10.6 %
Loan loss provisions	– 321	– 155	> 100 %
Net fee and commission income	957	1,070	– 10.6 %
Net trading income	235	451	– 47.9 %
Administrative expenses	– 1,927	– 2,157	– 10.7 %
Net income from investment securities	1,683	87	> 100 %
Other income/expenses, net	– 107	– 53	> 100 %
Income before taxes	**1,423**	**253**	
Income tax expense	104	– 94	
Net income for the year	**1,527**	**159**	

The Board of Managing Directors of Dresdner Bank will continue to concentrate on three central areas of activity in the course of 2002: the implementation of the development programme for the Dresdner Bank Group; the cost reduction programmes; and the integration of Allianz and Dresdner Bank. We are encouraged in this by the fact that these programmes and measures are already making an impact. In the light of the general market situation, we are examining whether and to what extent the cost reduction programmes need to be extended.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends,

Dresdner Bank
Advice you can bank on

anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 (0)69.2 63.49 74. Fax: +49 (0)69.2 63.1 56 39
www.dresdner-bank.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: Richard Lips
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: May 28, 2002